Filed by CU Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CU Bancorp

(Commission File No. 001-35683)

[The following is an email that was sent to employees of California United Bank on April 6, 2017]

To:	All California United Bank Employees
From:	David I. Rainer, Chairman & Chief Executive Officer
Date:	April 6, 2017
Subject:	Merger Announcement

We are pleased to inform you that CU Bancorp (“CUB”) and PacWest Bancorp (“PacWest”), the parent of Pacific Western Bank (“Pacific Western”), announced today their respective Boards of Directors have approved an Agreement and Plan of Merger, subject to shareholder and regulatory approval. CUB will be merging into PacWest and California United Bank will be merging into Pacific Western Bank. This past January, Forbes Magazine ranked PacWest Bancorp the #1 Best Bank in America for 2017 based on ten different financial metric measures. PacWest offers a unique fit for CUB’s personalized banking services. We firmly believe that this transaction will reward our shareholders, and provide more products, services and locations for our customers, while enhancing opportunities for our employees.

PacWest is a bank holding company with over $21 billion in assets with one wholly-owned banking subsidiary, Pacific Western. Pacific Western has 74 full-service branches located throughout the state of California and one branch in Durham, North Carolina. Pacific Western provides commercial banking services, including real estate, construction, and commercial loans, and comprehensive deposit and treasury management services to small and medium-sized businesses. Pacific Western offers additional products and services through its CapitalSource and Square 1 Bank divisions. The CapitalSource division provides cash flow, asset-based, equipment and real estate loans and leases and treasury management services to established middle market businesses on a national basis. The Square 1 Bank division offers a comprehensive suite of financial services focused on entrepreneurial businesses and their venture capital and private equity investors, with offices located in key innovation hubs across the United States.

I have personally had the pleasure of working with PacWest Bancorp President & CEO, Matt Wagner, who will provide strong and able leadership to all of our constituents.

We are committed to providing you with open and clear communication surrounding the merger. As a starting point, various management meetings will be held in the very near future. I am counting on all of you to continue making our franchise even stronger moving forward, by remaining focused on our customers’ needs. You have helped to build CUB into one of the finest Southern California community banking organizations in operation today. For that, we thank each and every one of you. We anticipate this next chapter will be an exciting and fulfilling time for all involved.

Important Additional Information

This communication is being made in respect of the proposed merger transaction involving PacWest and CUB. PacWest intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of CUB and a prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the

CUB shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of CUB are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CUB and PacWest with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CUB may be obtained free of charge at CUB’s website at http://www.cubancorp.com/ and the documents filed by PacWest may be obtained free of charge at PacWest’s website at http://www.pacwestbancorp.com/. Alternatively, these documents, when available, can be obtained free of charge from CUB upon written request to CU Bancorp, Attn: Investor Relations, Karen Schoenbaum, California United Bank, 818 W. 7th Street, Suite 220, Los Angeles, California 90017 or by calling (818) 257-7700 or from PacWest upon written request to PacWest Bancorp, Attn: Investor Relations, 9701 Wilshire Blvd., Suite 700, Beverly Hills, California 90212 or by calling (310) 887-8500.

CUB, PacWest, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from CUB’s shareholders in favor of the approval of the merger. Information about the directors and executive officers of CUB and their ownership of CUB Common Stock is set forth in the proxy statement for CUB’s 2016 annual meeting of shareholders, as previously filed with the SEC on August 11, 2016. Information about the directors and executive officers of PacWest and their ownership of PacWest Common Stock is set forth in the proxy statement for PacWest’s 2017 annual meeting of stockholders, as previously filed with the SEC on March 31, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.